SCHEDULE 14A
                   Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. 1)


Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[X]   Preliminary  Proxy  Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]   Definitive  Proxy  Statement
[ ]   Definitive  Additional  Materials
[ ]   Soliciting  Material  Pursuant  to   240.14a-12

                           FOREST LABORATORIES, INC.
                (Name of Registrant as Specified In Its Charter)

                            DR. ALEXANDER J. DENNER
                              DR. RICHARD MULLIGAN
                            PROF. LUCIAN A. BEBCHUK
                                DR. ERIC J. ENDE
                               MR. CARL C. ICAHN
                        HIGH RIVER LIMITED  PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                          ICAHN ENTERPRISES G.P. INC.
                        ICAHN ENTERPRISES HOLDINGS L.P.
                                   IPH GP LLC
                               ICAHN CAPITAL L.P.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                                 BECKTON CORP.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

[X]   No  fee  required.

[ ]   Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

     1) Title of each class of securities to which transaction applies:

     2) Aggregate number of securities to which transaction applies:

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

     4) Proposed maximum aggregate value of transaction:

     5) Total fee paid:


[ ]  Fee  paid  previously  with  preliminary  materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount Previously Paid:

     2) Form, Schedule or Registration Statement No.:

     3) Filing Party:

     4) Date Filed:

                  [PRELIMINARY COPIES, SUBJECT TO COMPLETION]
                      2011 ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                           FOREST LABORATORIES, INC.

                              ___________________

                                PROXY STATEMENT

                                       OF

                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                       ICAHN PARTNERS MASTER FUND II L.P.
                      ICAHN PARTNERS MASTER FUND III L.P.
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                               ICAHN CAPITAL L.P.
                                   IPH GP LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                            DR. ALEXANDER J. DENNER
                              DR. RICHARD MULLIGAN
                          PROFESSOR LUCIAN A. BEBCHUK
                                DR. ERIC J. ENDE

                              ___________________

To Our Fellow Forest Laboratories Stockholders:

     This Proxy Statement and the accompanying GOLD proxy card are being furnished to Stockholders ("Stockholders") of Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022 ("Forest Laboratories," the "Corporation" or the "Company") in connection with the solicitation of proxies by Carl C. Icahn and the Participants (as hereinafter defined), to be used at the 2011 Annual Meeting (the "Annual Meeting") of Stockholders of Forest Laboratories which is scheduled to be held at [ ], on [ ], at [ ], and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about [ ].

     At the Annual Meeting, the Participants will seek to elect to the Board of Directors ("Board") of Forest Laboratories the following persons (each a "Nominee" and collectively, the "Nominees"):

                            DR. ALEXANDER J. DENNER
                              DR. RICHARD MULLIGAN
                          PROFESSOR LUCIAN A. BEBCHUK
                                DR. ERIC J. ENDE

     The Icahn Parties (as hereinafter defined) believe that the Nominees have impressive qualifications and that their experience, including on other pharma boards, would be extremely beneficial to Forest Laboratories and, therefore, its stockholders. Dr. Denner has an accomplished record in improving the operations, research and development of biotech companies. Dr. Mulligan is an internationally known expert in genetics and gene therapy. Professor Bebchuk is a Professor of Law, Economics, and Finance and Director of the Program on Corporate Governance at Harvard Law School. He is one of the nation's leading corporate governance experts. Dr. Ende is a successful analyst and consultant with extensive financial expertise and a strong understanding of the pharmaceutical industry. The Icahn Parties believe that the Nominees' knowledge of science, medicine, corporate governance, finance and business will significantly improve the science, corporate governance and business expertise of the Board. The Icahn Parties also believe that each Nominee is a strong stockholder-oriented individual who will help represent the best interests of the Corporation's stockholders.

     The Icahn Parties believe that recent events concerning Forest Laboratories, together with the declining performance of its shares over the past 7 years and the anticipated decline in Forest Laboratories' results of operations due to the loss of patent protection on Lexapro, its most significant drug, also warrant a change in the composition of the Board. Additionally, in 2010, the Company disclosed that it pled guilty to a felony and misdemeanor charges and paid in excess of $300 million to settle claims brought against it by the US Department of Justice and US Attorney's Office. The Company stated that these matters were resolved. However, this proved not to be the case. On April 13, 2011, the Company publicly disclosed that on April 12, 2011, Mr. Howard Solomon, the longtime Chairman and CEO of the Company, was notified by the Office of the Inspector General, Department of Health and Human Services (the "OIG-HHS") that the OIG-HHS was commencing an action to exclude him from participating in federal healthcare programs based on the matters that the Company previously disclosed were settled. The Company stated that should the OIG-HHS ultimately determine that Mr. Solomon should be excluded, Mr. Solomon would be required to step down as an officer of the Company unless his exclusion is enjoined by legal proceedings. The Company also disclosed on that same day (just one day after receiving the notification from the OIG-HHS) that Mr. Solomon plans to commence litigation to prevent any such exclusion and that the Company will support such litigation by Mr. Solomon. The Company indicated that it believes that these actions by the OIG-HHS are unprecedented.

     Each of our Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director.

     Under the proxy rules we may only solicit proxies for our Nominees, which would result in limiting the ability of Stockholders that would like to vote for our Nominees to fully exercise their voting rights to vote for up to a full complement of nine directors. Alternatively, we may solicit proxies in support of our Nominees and also seek authority to vote for all of the Forest Laboratories nominees other than those Forest Laboratories nominees we specify. This would enable a Stockholder who desires to vote for up to a full complement of nine director nominees to use the GOLD proxy card to vote for our Nominees as well as the Forest Laboratories nominees for whom we are seeking authority to vote other than those nominees as to which the Stockholder specifically withholds our authority to vote for. We have determined to nominate a slate of four Nominees, Dr. Denner, Dr. Mulligan, Professor Bebchuk and Dr. Ende and are seeking authority to vote for up to all of the Forest Laboratories nominees other than [ ]. As a result, should a Stockholder so authorize us, on the GOLD proxy card, we would cast votes for our four Nominees and up to five Forest
Laboratories nominees. None of the Forest Laboratories nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

     THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD FOR DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROFESSOR LUCIAN A. BEBCHUK AND DR. ERIC J. ENDE AS DIRECTORS.

     The Nominees and each of the other Participants have no interest in Forest Laboratories other than through the beneficial ownership (if any) of shares of Common Stock, par value $0.10 per share, of Forest Laboratories (the "Common Stock") or other securities (if any) of Forest Laboratories, except as disclosed herein, including the Annexes hereto, and in the case of each of Dr. Mulligan, Professor Bebchuk and Dr. Ende, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of Dr. Mulligan, Professor Bebchuk and Dr. Ende $25,000 and to indemnify such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement") and in the case of Dr. Denner, through his profit interests in the shares of Common Stock held by the Icahn Parties and their affiliates as described herein.

     DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROFESSOR LUCIAN A. BEBCHUK AND DR. ERIC J. ENDE ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF FOREST LABORATORIES. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROFESSOR LUCIAN
A.  BEBCHUK  AND  DR.  ERIC  J.  ENDE.

                                   IMPORTANT

     According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Forest Laboratories' Common Stock at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee.

     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY FOREST LABORATORIES. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact D.F. King & Co., Inc. at the number shown in this Proxy Statement for assistance or if you have any questions.

     If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  STOCKHOLDERS CALL TOLL-FREE:  (800) 697-6975
                BANKS AND BROKERS CALL COLLECT:  (212) 269-5550

    THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT WWW.DFKING.COM/FRX.

     Only holders of record of Forest Laboratories' Common Stock as of the close of business on [ ] (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the preliminary proxy statement of Forest Laboratories filed with the Securities and Exchange Commission ("Forest Laboratories's Proxy Statement"), as of the Record Date, there were outstanding [ ] shares of Common Stock. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Forest Laboratories held on the Record Date.

     As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of [ ] shares of Common Stock, representing approximately [ ] of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares of Common Stock FOR the election of the Nominees.

     VOTE FOR THE NOMINEES BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY - BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES

     In addition to the Nominees (who are Dr. Alexander J. Denner, Dr. Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende), the participants in the solicitation of proxies (the "Participants") from Stockholders of Forest Laboratories include the following: Carl C. Icahn, a citizen of the United States, High River Limited Partnership, a Delaware limited partnership ("HighRiver"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Partners Master Fund II L.P., a Cayman Islands limited partnership ("Icahn Master II"), Icahn Partners Master Fund III L.P., a Cayman Islands limited partnership ("Icahn Master III"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore").

     Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III and High River (collectively, the "Icahn Parties"), are entities controlled by Mr. Carl
C. Icahn. Dr. Denner is an employee and/or officer and/or director of the Icahn Parties and various other entities controlled by Mr. Icahn, who will participate in soliciting proxies from Forest Laboratories Stockholders. Except as described herein, Dr. Denner does not own beneficially any interest in securities of Forest Laboratories and Dr. Denner will not receive any special compensation in connection with such solicitation. In connection with his employment by Mr. Icahn and his affiliated companies, Dr. Denner, among other employees, had a participatory interest in, among other things, the profits and fees derived by Mr. Icahn and/or his affiliates from Icahn Partners', Icahn Master's, Icahn Master II's and Icahn Master III's ownership of the shares of Common Stock. In the aggregate, Dr. Denner's profit interests and capital accounts in Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III entitled him to less than 2% of the profits generated by such entities' ownership of the shares of Common Stock. The foregoing with respect to the shares of Common Stock has been superseded by the following as of June 10, 2011: Dr. Denner has a participatory interest in the profits attributable to the shares of Common Stock beneficially owned by the Icahn Parties and their affiliates equal to 5% of an amount equal to (x) such profits minus (y) an amount equal to a return of 8% per annum, compounded annually, on the Icahn Parties' and their affiliates' investment in the shares of Common Stock.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Forest Laboratories effected during the past two years and their beneficial ownership of securities of Forest Laboratories.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Forest Laboratories, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Forest Laboratories or its affiliates or (B) any future transactions to which Forest Laboratories or any of its affiliates will or may be a party.

PROPOSAL  1  --  ELECTION  OF  DIRECTORS

     Article I, Section 6, of Forest Laboratories' Amended and Restated Bylaws provides that nominations of persons for election to the Board of Directors of the Corporation may be made " by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw." On June 10, 2011, High River, a record holder of Common Stock, delivered timely notice in accordance with the foregoing, notifying Forest Laboratories that High River intends to nominate and will seek to elect at the Annual Meeting - Dr. Alexander J. Denner, Dr. Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende as members of the board of directors of Forest Laboratories. Each Nominee, if elected, would serve a one-year term and hold office until the 2012 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below and the Annexes attached hereto.

     According to Forest Laboratories' Proxy Statement, the Board of Forest Laboratories intends to nominate nine candidates for election as directors at the Annual Meeting. This Proxy Statement is soliciting proxies to elect Dr. Alexander J. Denner, Dr. Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende, and to enable Stockholders to vote for the Forest Laboratories nominees other than [ ]. Therefore, should a Stockholder so authorize us, we will cast votes for our four Nominees and up to five Forest Laboratories nominees. None of such Forest Laboratories nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected.

     If elected, the Nominees will be a minority of the directors and will not alone be able to adopt resolutions. However, the Nominees expect to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with Board members, the Nominees believe they can effect positive change at the Company.

     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as further described in Annex A. Dr. Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende are each party to a Nominee Agreement, substantially in the form attached hereto as Annex B, pursuant to which Icahn Capital has agreed to pay certain fees to each such Nominee and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting. Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Dr. Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende of $25,000), none of the Nominees will receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Dr.
Richard Mulligan, Professor Lucian A. Bebchuk and Dr. Eric J. Ende have an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement. Dr. Denner has an interest in the election of directors at the Annual Meeting indirectly through his profit interests in the shares of Common Stock held by the Icahn Parties as follows: Dr. Denner has a participatory interest in the profits attributable to the shares of Common Stock beneficially owned by the Icahn Parties and their affiliates equal to 5% of an amount equal to (x) such profits minus (y) an amount equal to a return of 8% per annum, compounded annually, on the Icahn Parties' and their affiliates' investment in the shares of Common Stock.

     The Nominees would not be barred from being considered independent under the independence requirements of the New York Stock Exchange and the independence standards applicable to Forest Laboratories under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

DR. ALEXANDER J. DENNER, age 41

     Dr. Denner's principal occupation is serving as Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Funds"). The Funds are private investment funds. Dr. Denner has served in this position since August 2006. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner was the chairman of the Executive Committee of the Board of Directors of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, and a director of ImClone Systems Incorporated from April 2006 until the company was purchased in December 2008. He served on the Board of Adventrx Pharmaceuticals Inc., a publicly traded biopharmaceutical company from October 2006 to October 2009. In addition, Dr. Denner has served as a director of Biogen Idec Pharmaceuticals, a publicly traded biopharmaceutical company from June, 2009 until the present, as a director of Amylin Pharmaceuticals, Inc., a publicly traded biopharmaceutical company from June 2009 until the present, and as a director of Enzon Pharmaceuticals, a publicly traded biopharmaceutical company from May 2009 until the present, and as Chairman of the Board of Directors of Enzon Pharmaceuticals from July, 2009 until the present. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil., and Ph.D. degrees from Yale University. Except as described herein, Dr. Denner does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. The business address of Dr. Denner is c/o Icahn Associates Corp, 767 Fifth Avenue, Suite 4700, New York, NY 10153.

     Based upon Dr. Denner's experience of overseeing the operations, research and development of biopharmaceutical companies; service on boards of biopharmaceutical companies; financial background, including with respect to pharma companies; and education, the Icahn Parties believe that Dr. Denner has the requisite set of skills to serve as a Board member of Forest Laboratories.

DR. RICHARD MULLIGAN, age 56

     Dr. Mulligan's principal occupation is serving as the Mallinckrodt Professor of Genetics at Harvard Medical School, and Director of the Harvard Gene Therapy Initiative. Professor Mulligan received his B.S. degree from the Massachusetts Institute of Technology, and his Ph.D. from the Department of Biochemistry at Stanford University School of Medicine. After receiving postdoctoral training at the Center for Cancer Research at MIT, Professor Mulligan joined the MIT faculty and subsequently was appointed Professor of Molecular Biology and Member of the Whitehead Institute for Biomedical Research before moving to Children's Hospital and Harvard in 1996. His honors include the MacArthur Foundation Prize, the Rhodes Memorial Award of the American Association for Cancer Research, the ASMB-Amgen Award, and the Nagai Foundation International Prize.

     Dr. Mulligan served as a director of ImClone System Incorporated, a publicly traded biopharmaceutical company, from September 2006 until November 2008, and as a member of Scientific Advisory Board and Executive Committee. In addition, Dr. Mulligan has served as a director of Biogen Idec Inc., a publicly traded biopharmaceutical company from June 2009 until the present, as a director of Enzon Pharmaceuticals, a publicly traded biopharmaceutical company from May 2009 until the present, and as a director of Cellectis SA, a biotechnology company which specializes in genome engineering, since 2007. He has also served on the National Institutes of Health's Recombinant DNA Advisory Committee and on the U.S. Food and Drug Administration Biological Response Modifiers Advisory Committee. Dr. Mulligan does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Mulligan's business address is Harvard Institutes of Medicine Rm 407, 4 Blackfan Circle, Boston, Massachusetts 02115.

     Based  upon  Dr.  Mulligan's  expertise  in  genetics  and  gene  therapy;
experience in overseeing the operations, research and development of biopharmaceutical companies; service on boards of biotechnology and/or biopharmaceutical companies; and his education, the Icahn Parties believe that Dr. Mulligan has the requisite set of skills to serve as a Board member of Forest Laboratories.

PROF. LUCIAN A. BEBCHUK, age 55

     Professor Bebchuk's principal occupation is serving as the William J. Friedman and Alicia Townsend Friedman Professor of Law, Economics, and Finance and Director of the Program on Corporate Governance at Harvard Law School.
Professor Bebchuk is also a Research Associate of the National Bureau of Economic Research and Inaugural Fellow of the European Corporate Governance Network. Trained in both law and economics, Professor Bebchuk holds an LL.M. and S.J.D. from Harvard Law School and an M.A. and a Ph.D. in Economics from the Harvard Economics Department. His research focuses on corporate governance, law and finance, and law and economics. Upon electing him to membership in 2000, the American Academy of Arts and Sciences cited him as "[o]ne of the nation's leading scholars of law and economics," who "has made major contribution to the study of corporate control, governance, and insolvency." The author of more than one hundred research papers, Professor Bebchuk's work has appeared in the top academic journals in law, in economics, and in finance. His widely acclaimed book, Pay without Performance: the Unfulfilled Promise of Executive Compensation, co-authored with Jesse Fried, was published in 2004. Professor Bebchuk has been a frequent contributor to policy-making, practice, and public debate in the fields of corporate governance and financial regulation. He has appeared in hearings and roundtables before the Senate Finance Committee, the House of Representatives Committee of Financial Services, and the SEC; has advised publicly traded firms, governmental authorities both in and outside the U.S., and law firms; has authored numerous op-ed pieces, including in the Wall Street Journal, the New York Times, and the Financial Times; and serves on the board of directors of OJSC MMC Norilsk Nickel, the world's largest producer of nickel and palladium. He was included in the list of "100 most influential players in corporate governance" of Directorship, the "100 most influential people in finance" of Treasury & Risk Management, and the list of top-10 "governance stars" of Global Proxy Watch. Professor Bebchuk served as President of the American Law and Economics Association and Chair of the Business Association Section of the American Association of Law Teachers. He is a Vice-President of the Western Economics Association International and the founding Director of the SSRN Corporate Governance Network. Professor Bebchuk does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Professor Bebchuk's business address is c/o Harvard Law School, 1545 Massachusetts Avenue, Cambridge, Massachusetts 02138.

     Based upon Professor Bebchuk's expertise in corporate governance and finance; and his education, the Icahn Parties believe that Professor Bebchuk has the requisite set of skills to serve as a Board member of Forest Laboratories.

DR. ERIC J. ENDE, age 43

     Dr. Ende's principal occupation is serving as President of Ende Consulting Group, which is focused on biotechnology industry consulting, since 2009. Since 2008, Dr. Ende has also served as a Managing Partner of Silverback Group, which is focused on identifying, evaluating and participating in various types of investment opportunities, including venture capital, real estate and financings. From 2002 through 2008, Dr. Ende was the senior biotechnology analyst at Merrill Lynch. From 2000 to 2002, he was the senior biotechnology analyst at Banc of America Securities. From 1997 to 2000, he was a biotechnology analyst at Lehman Brothers. During Dr. Ende's career as a biotechnology analyst, he was named to Institutional Investor's AllAmerica Equity Research Team six times as well as to The Greenwich Survey list of top analysts. He was also named Top Stock Picker by The Street.com and Best Earnings Estimator by Forbes.com. Dr. Ende served as a director of Genzyme Corporation from 2010 until it was acquired by Sanofi-Aventis in 2011. Dr. Ende received an M.B.A. in Finance & Accounting from New York University's Stern Business School in 1997, an M.D. from Mount Sinai School of Medicine in 1994, and a B.S. in Biology and Psychology from Emory University in 1990. Dr. Ende does not, and his associates do not, own, beneficially or of record, any shares of capital stock of the Corporation. Dr. Ende's business address is 6231 PGA Blvd, STE 104-161, Palm Beach Gardens, FL 33418.

     Based upon Dr. Ende's extensive financial expertise and a strong understanding of the pharmaceutical industry, as well as his service on another board; and his education, the Icahn Parties believe that Dr. Ende has the requisite set of skills to serve as a Board member of Forest Laboratories.

     Drs. Denner and Mulligan currently serve on the Board of Directors of Biogen Idec Inc. ("Biogen") and Enzon Pharmaceuticals, Inc. ("Enzon"). Drs. Denner and Mulligan were elected to the Board of Directors of Biogen Idec Inc. at the 2009 Annual Meeting of Stockholders following their nomination by entities affiliated with Mr. Icahn. In January 2009, representatives of Mr. Icahn and his affiliated entities suggested Drs. Denner and Mulligan as potential directors to the Board of Directors of Enzon. Drs. Denner and Mulligan were subsequently nominated on Enzon's board slate of directors and elected at the 2009 Annual Meeting of Stockholders.

     Drs. Denner, Mulligan and Mr. Icahn served together on the Board of Directors of ImClone Systems Incorporated ("ImClone"). Following discussions in April 2006 between ImClone and Mr. Icahn, a then stockholder of ImClone, Dr. Denner, who was not then employed by affiliated entities of Mr. Icahn, was appointed to the board of ImClone. In August 2006, representatives of ImClone offered to nominate on management's slate of directors, Mr. Icahn, Dr. Denner, then an employee of entities affiliated with Mr. Icahn, and two persons recommended to ImClone by Mr. Icahn, including Dr. Richard Mulligan, and all of such nominees were subsequently elected at the 2006 Annual Meeting of Stockholders.

     Dr. Ende provided consulting services to Mr. Icahn and certain affiliated entities in connection with the proxy contests conducted by Mr. Icahn and such affiliates in respect of Genzyme Corporation, Amylin Pharmaceuticals, Inc. and Biogen Idec Inc. In 2010, Dr. Ende was nominated to the board of Genzyme Corporation at the suggestion of Mr. Icahn.

     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROFESSOR LUCIAN A. BEBCHUK AND DR. ERIC J. ENDE BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROFESSOR LUCIAN A. BEBCHUK AND DR. ERIC J. ENDE AND THE FOREST LABORATORIES NOMINEES OTHER THAN [ ].


OTHER  MATTERS  TO  BE  CONSIDERED  AT  THE  ANNUAL  MEETING

     According to Forest Laboratories' Proxy Statement, Forest Laboratories is soliciting proxies with respect to three other proposals. Please refer to Forest Laboratories' Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD [ ] PROPOSALS [ ] LISTED BELOW.

PROPOSAL  2  -  ADVISORY  VOTE  ON  EXECUTIVE  COMPENSATION  (SAY-ON-PAY  VOTE)

     According to the Company's 2011 Preliminary Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Stockholders to approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2011 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure. Please refer to the Company's 2011 Preliminary Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, [ ] this proposal.

PROPOSAL 3 - ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS (SAY-WHEN-ON-PAY VOTE)

     According to the Company's 2011 Preliminary Proxy Statement, the Company will also solicit proxies with respect to a proposal for Stockholders to express a preference as to how frequently future advisory votes on executive compensation should take place - one, two or three years. Please refer to the Company's 2011 Preliminary Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote for "1 year" as the frequency for future advisory votes on the compensation of the Company's named executive officers.

PROPOSAL 4 -- RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     According to the Company's 2011 Preliminary Proxy Statement, the Company will also solicit proxies with respect to a proposal for Stockholders to ratify the selection of BDO USA, LLP to audit the financial statement of the Company for the fiscal year ending March 31, 2012. Please refer to the Company's 2011 Preliminary Proxy Statement for a discussion of such proposal. The Participants
intend  to  vote,  and  recommend  that  you  vote,  [   ]  this  proposal.

OTHER  PROPOSALS

          The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING  PROCEDURES

          According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, holders of shares of Forest Laboratories' Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

          According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, a nominee for director will be elected to the Company's Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that directors will be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Company receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the Company's Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the tenth day before the Company first mails its notice of meeting for such meeting to the Stockholders. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Consequently, any shares of Common Stock not voted (whether by abstention, broker nonvote or otherwise) have no impact in the election of directors.

     A quorum must be present, in person or by proxy, in order for the Company to hold the Annual Meeting. A quorum is the presence by person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Common Stock represented by a proxy marked "withhold" or "abstain" and broker non-votes (as described below) will be considered present at the Annual Meeting for purposes of determining a quorum.

BROKER NON-VOTES

     If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote. In this case, a "broker non-vote" occurs. Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether Stockholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

     The election of directors at the Annual Meeting is a "non-routine matter" and brokers do not have discretionary authority to vote your shares of Common Stock on "non-routine matters." Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the election of directors at the Annual Meeting and your shares of Common Stock will not be voted for the election of directors. If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this Proxy Statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card.

     According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the Stockholder vote on Proposal 2 - ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE) - is advisory and will not be binding on the Board. However, in order to be approved on an advisory basis, this proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal. Broker nonvotes will have no effect on this proposal as brokers are not entitled to vote on such proposals in the absence of voting instructions from the beneficial owner.

     According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the Stockholder vote on Proposal 3 - ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS (SAY-WHEN-ON-PAY VOTE) - is advisory and will not be binding on the Board. Abstentions and broker nonvotes will not be counted as expressing any preference. If none of the frequency alternatives (one year, two years or three years) receives a majority vote, the Company has disclosed that it will consider the frequency that receives the highest number of votes by stockholders to be the frequency that has been selected by stockholders. However, the Company disclosed that because this vote is advisory and not binding on the Company or its Board in any way, its Board may decide that it is in the Company's and its stockholders' best interests to hold an advisory vote on executive compensation more or less frequently than the alternative selected by the Stockholders.

     According to Forest Laboratories' Proxy Statement, the Bylaws and applicable law, the approval of the ratification of the selection of the Independent Registered Accounting Firm require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal.

     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

     1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

     2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record.

     3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

     4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

          To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. RICHARD MULLIGAN FOR DIRECTOR; (III) FOR PROFESSOR LUCIAN A. BEBCHUK FOR DIRECTOR (IV) FOR DR. ERIC J. ENDE FOR DIRECTOR;(V) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY FOREST LABORATORIES TO SERVE AS DIRECTORS, OTHER THAN [ ]; (VI) [ ] THE ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE); (VII) FOR "1 YEAR" ON ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS (SAY-WHEN-ON-PAY VOTE); (VIII) [ ]THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND (IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

     If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  STOCKHOLDERS CALL TOLL-FREE:  (800) 697-6975
                BANKS AND BROKERAGE FIRMS CALL:  (212) 269-5550

PROXY  PROCEDURES

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

     IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

     Any  Stockholder  of  record  may  revoke  or  change  his  or  her  proxy instructions  at  any  time  prior  to  the  vote  at  the  Annual  Meeting  by:

- submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any white proxy cards which you may have submitted to Forest Laboratories;

- instructing the Icahn Parties by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card);

- attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

- delivering written notice of revocation either to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or the Corporate Secretary of Forest Laboratories.

     Although a revocation is effective if delivered to Forest Laboratories, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, so that the Icahn Parties will be aware of all revocations.

     IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO FOREST LABORATORIES, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR
(4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

     Solicitation of proxies will be made by Mr. Icahn, Dr. Denner, Dr. Mulligan, Prof. Bebchuk and Dr. Ende.

     Pursuant to an Agreement, dated [ ], 2011, Icahn Capital has retained D.F. King & Co., Inc. ("D.F. King") to conduct the solicitation, for which D.F. King is to receive a fee of up to [ ], plus expenses and a success fee of up to []. Icahn Capital has agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to D.F. King pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to 100 persons to solicit proxies from Forest Laboratories' Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [ ]to date, and is estimated to be [ ] in total.

     The Icahn Parties will pay all costs associated with this solicitation. The Icahn Parties do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Forest Laboratories.

ADDITIONAL  INFORMATION

     Certain information regarding the securities of Forest Laboratories held by Forest Laboratories' directors, management and 5% Stockholders is contained in Forest Laboratories' Proxy Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Forest Laboratories must be received by Forest Laboratories for inclusion in Forest Laboratories' Proxy Statement and form of proxy for that meeting is also contained in Forest Laboratories' Proxy Statement. This information is expected to be contained in Forest Laboratories' public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Forest Laboratories' public filings.


Date:  [ ]

                                               DR. ALEXANDER J. DENNER
                                               DR. RICHARD MULLIGAN
                                               PROF. LUCIAN A. BEBCHUK
                                               DR. ERIC J. ENDE
                                               MR. CARL C. ICAHN
                                               HIGH RIVER LIMITED PARTNERSHIP
                                               HOPPER INVESTMENTS LLC
                                               BARBERRY CORP.
                                               ICAHN PARTNERS LP
                                               ICAHN PARTNERS MASTER FUND LP
                                               ICAHN PARTNERS MASTER FUND II LP
                                               ICAHN PARTNERS MASTER FUND III LP
                                               ICAHN ENTERPRISES G.P. INC.
                                               ICAHN ENTERPRISES HOLDINGS L.P.
                                               IPH GP LLC
                                               ICAHN CAPITAL L.P.
                                               ICAHN ONSHORE LP
                                               ICAHN OFFSHORE LP
                                               BECKTON CORP.

                                                                         ANNEX A

                     SECURITY OWNERSHIP OF THE PARTICIPANTS

(1) TITLE OF          (2) NAME OF          (3) AMOUNT OF         (4) PERCENT OF
    CLASS                 BENEFICIAL           BENEFICIAL            CLASS (2)
                          OWNER (1)            OWNERSHIP
    --------              ----------           ----------            ----------
Common Stock, par         High River            3,979,168              1.39%
value $0.10 per
share ("Shares")

Shares                    Icahn Partners        6,095,186              2.13%

Shares                    Icahn Master          6,582,778              2.30%

Shares                    Icahn Master II       2,256,777              0.79%

Shares                    Icahn Master III        981,932              0.34%
_________________________
(1) Please note that each stockholder listed in this table is, as of June 27, 2011, the direct beneficial owner of the Shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of Shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership."

(2) Please note that percentages of ownership set forth in this column were calculated based on the 286,162,661 Shares stated to be outstanding as of May 25, 2011 by the Corporation in the Corporation's Form 10K filed for the fiscal year ended March 31, 2011.

           DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

     Barberry Corp., a Delaware corporation ("Barberry"), is the sole member of Hopper Investments LLC, a Delaware limited liability company ("Hopper"), which is the general partner of High River. Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Each of Barberry and Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Barberry, Hopper, Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Parties.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn, Barberry and Hopper is c/o Icahn Capital LP, 767 Fifth Avenue, 47th Floor, New York, NY 10153. The principal business address of Icahn Partners is 767 Fifth Avenue, 47th Floor, New York, NY 10153. The principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Icahn Master II is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business address of Icahn Master III is c/o Walkers SPV Limited, Walker House,
87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The principal business address of High River is White Plains Plaza, 445 Hamilton Avenue, Suite 1210, White Plains, New York 10601.

     Barberry is primarily engaged in the business of serving as the sole member of Hopper and investing in securities. Hopper is primarily engaged in the business of serving as the general partner of High River and investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master
III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn
Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP. Mr. Carl C. Icahn is primarily engaged in serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises L.P., a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, automotive, gaming, railcar, food packaging, metals, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries. Each of Icahn Master, Icahn Master II, Icahn Master III, Icahn Partners and High River are primarily engaged in the business of investing in securities.

     The Icahn Parties and Carl C. Icahn may be deemed to beneficially own, in the aggregate, 19,895,841 Shares, representing approximately 6.95% of the Corporation's outstanding Shares (based upon the 286,162,661 Shares stated to be outstanding as of May 25, 2011 by the Corporation in the Corporation's Form 10-K filed for the fiscal year ended March 31, 2011).

     High River has sole voting power and/or sole dispositive power with regard to 3,979,168 Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and/or sole dispositive power with regard to 6,095,186
Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master has sole voting power and/or sole dispositive power with regard to 6,582,778 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and/or sole dispositive power with regard to 2,256,777 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and/or sole dispositive power with regard to 981,932 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and/or shared dispositive power with regard to such Shares.

     Each Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River, may be deemed to indirectly beneficially own the 3,979,168 Shares which High River directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, may be deemed to indirectly beneficially own the 6,095,186 Shares which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, may be deemed to indirectly beneficially own the 9,821,487 Shares which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.

     Without acknowledging the following disclosure is required, on January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against Carl
C. Icahn, Icahn Associates Corp. and High River alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiff's motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement. Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                            TWO YEAR SUMMARY TABLE:

The following table indicates the date of each purchase and sale of Shares, as well as the exercise of call options, by the Participants and by Mr. Icahn and his affiliates within the past two years, and the number of shares in each such purchase and sale.


NAME                      DATE           SHARES PURCHASED/CALL OPTIONS EXERCISED
----                      ----           ---------------------------------------
High River             8/21/2009                            80,000
High River             8/24/2009                             1,080
High River             8/25/2009                            31,280
High River             8/27/2009                               120
High River             8/28/2009                            13,700
High River              9/1/2009                            33,820
High River              9/2/2009                            30,000
High River             9/11/2009                            23,060
High River             9/14/2009                             1,640
High River             9/15/2009                            25,300
High River             9/24/2009                            10,000
High River             10/2/2009                            10,000
High River            10/26/2009                            23,280
High River            10/28/2009                            20,000
High River              3/1/2011                            48,813
High River              3/1/2011                             1,000
High River              3/2/2011                            40,000
High River              3/4/2011                            20,000
High River             6/24/2011                         3,566,075 (3)

Icahn Partners         8/21/2009                           109,547
Icahn Partners         8/24/2009                             1,478
Icahn Partners         8/25/2009                            42,834
Icahn Partners         8/27/2009                               165
Icahn Partners         8/28/2009                            18,759
Icahn Partners          9/1/2009                            46,823
Icahn Partners          9/2/2009                            41,165
Icahn Partners         9/11/2009                            31,651
Icahn Partners         9/14/2009                             2,250
Icahn Partners         9/15/2009                            34,724
Icahn Partners         9/24/2009                            13,725
Icahn Partners         10/2/2009                            14,680
Icahn Partners        10/26/2009                            32,053
Icahn Partners        10/28/2009                            27,524
Icahn Partners          3/1/2011                           115,927
Icahn Partners          3/2/2011                            69,954
Icahn Partners          3/4/2011                            30,693
Icahn Partners         6/24/2011                         5,461,234 (3)

Icahn Master           8/21/2009                           134,886
Icahn Master           8/24/2009                             1,820
Icahn Master           8/25/2009                            52,741
Icahn Master           8/27/2009                               202
Icahn Master           8/28/2009                            23,099
Icahn Master            9/1/2009                            57,157
Icahn Master            9/2/2009                            50,571
Icahn Master           9/11/2009                            38,896
Icahn Master           9/14/2009                             2,765
Icahn Master           9/15/2009                            42,674
Icahn Master           9/24/2009                            16,867
Icahn Master           10/2/2009                            18,530
Icahn Master          10/26/2009                            39,409
Icahn Master          10/28/2009                            33,863
Icahn Master            3/1/2011                            72,491
Icahn Master            3/2/2011                            76,863
Icahn Master            3/4/2011                            33,724
Icahn Master           6/24/2011                         5,886,220 (3)

Icahn Master II        8/21/2009                            54,727
Icahn Master II        8/24/2009                               739
Icahn Master II        8/25/2009                            21,399
Icahn Master II        8/27/2009                                81
Icahn Master II        8/28/2009                             9,373
Icahn Master II         9/1/2009                            22,622
Icahn Master II         9/2/2009                            20,465
Icahn Master II        9/11/2009                            15,704
Icahn Master II        9/14/2009                             1,119
Icahn Master II        9/15/2009                            17,231
Icahn Master II        9/24/2009                             6,811
Icahn Master II        10/2/2009                             5,113
Icahn Master II       10/26/2009                            15,701
Icahn Master II       10/28/2009                            13,491
Icahn Master II         3/2/2011                             1,572
Icahn Master II         3/4/2011                            10,490
Icahn Master II        6/24/2011                         2,040,139 (3)

Icahn Master III       8/21/2009                            20,840
Icahn Master III       8/24/2009                               283
Icahn Master III       8/25/2009                             8,146
Icahn Master III       8/27/2009                                32
Icahn Master III       8/28/2009                             3,569
Icahn Master III        9/1/2009                             8,678
Icahn Master III        9/2/2009                             7,799
Icahn Master III       9/11/2009                             5,989
Icahn Master III       9/14/2009                               426
Icahn Master III       9/15/2009                             6,571
Icahn Master III       9/24/2009                             2,597
Icahn Master III       10/2/2009                             1,677
Icahn Master III      10/26/2009                             5,957
Icahn Master III      10/28/2009                             5,122
Icahn Master III        3/1/2011                            10,834
Icahn Master III        3/2/2011                            11,611
Icahn Master III        3/4/2011                             5,093
Icahn Master III       6/24/2011                           876,708 (3)
_________________________
(3) The record holder acquired these Shares upon the exercise of call options as described on Attachment I-A to this Annex A.

Shares of Common Stock purchased by each of the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the shares. As of June 23, 2011, the indebtedness of (i) High River's margin account was approximately $280.7 million, (ii) Icahn Partners' margin account was approximately $442.7 million, (iii) Icahn Master's margin account was approximately $440.9 million, (iv) Icahn Master II's margin account was approximately $107.4 million, and (v) Icahn Master III's margin account was approximately $57.5 million.

                                                                         ANNEX A
                                                                  ATTACHMENT 1-A

The following are American call options purchased by the Icahn Parties, which were written by UBS AG with a $21.25 strike price and an expiration date of March 7, 2013, and which provided for physical settlement (unless the applicable Icahn Party opts for a cash settlement). These are further described in the chart set forth below. On June 24, 2011, the Icahn Parties exercised all of their respective call options.


                                                                  OPTION PREMIUM
NAME                    DATE                 QUANTITY             PAID ($)
----                    ----                 ---------            --------------
High River            3/7/2011                 40,000                439,412.00
High River            3/8/2011                 24,958                278,134.45
High River           3/10/2011                 25,688                279,305.62
High River           3/11/2011                 20,000                211,742.00
High River           3/14/2011                 26,590                275,504.31
High River           3/16/2011                 67,290                616,336.03
High River           3/17/2011                 40,000                375,088.00
High River           3/18/2011                 40,740                389,380.70
High River           3/23/2011                  4,879                 46,285.61
High River           4/26/2011                 66,354                772,778.59
High River           4/27/2011                 30,488                361,569.39
High River           4/28/2011                    320                  3,801.60
High River           4/29/2011                 65,980                789,127.40
High River           5/12/2011                127,227              1,574,853.97
High River           5/13/2011                101,298              1,315,921.80
High River           5/16/2011                  1,329                 17,220.52
High River           5/17/2011                 24,003                311,628.55
High River           5/18/2011                175,365              2,393,451.67
High River           5/19/2011                222,287              3,103,904.52
High River           5/20/2011                222,384              3,128,609.30
High River           5/23/2011                155,759              2,109,428.56
High River           5/24/2011                 87,833              1,203,619.52
High River           5/25/2011                162,407              2,265,528.93
High River           5/26/2011                112,860              1,596,867.43
High River            6/1/2011                 12,394                176,817.76
High River            6/2/2011                 42,836                610,841.36
High River            6/3/2011                446,401              6,917,340.62
High River            6/6/2011                 95,000              1,454,250.50
High River            6/7/2011                262,741              4,106,247.72
High River            6/8/2011                219,098              3,452,173.82
High River            6/9/2011                362,519              5,967,389.01
High River           6/10/2011                279,047              4,647,332.45

Icahn Partners        3/7/2011                 61,386                674,343.63
Icahn Partners        3/8/2011                 38,302                426,841.32
Icahn Partners       3/10/2011                 39,422                428,635.41
Icahn Partners       3/11/2011                 30,692                324,939.27
Icahn Partners       3/14/2011                 40,807                422,809.49
Icahn Partners       3/16/2011                103,267                945,863.76
Icahn Partners       3/17/2011                 61,383                575,600.67
Icahn Partners       3/18/2011                 62,522                597,566.52
Icahn Partners       3/23/2011                  7,488                 71,036.41
Icahn Partners       4/26/2011                103,149              1,201,304.20
Icahn Partners       4/27/2011                 46,839                555,482.44
Icahn Partners       4/28/2011                    493                  5,856.84
Icahn Partners       4/29/2011                101,370              1,212,395.34
Icahn Partners       5/12/2011                191,068              2,365,097.02
Icahn Partners       5/13/2011                155,182              2,015,907.29
Icahn Partners       5/16/2011                  2,035                 26,368.51
Icahn Partners       5/17/2011                 36,771                477,394.22
Icahn Partners       5/18/2011                268,648              3,666,615.36
Icahn Partners       5/19/2011                340,528              4,754,962.73
Icahn Partners       5/20/2011                340,677              4,792,814.37
Icahn Partners       5/23/2011                238,613              3,231,512.00
Icahn Partners       5/24/2011                134,553              1,843,847.04
Icahn Partners       5/25/2011                248,797              3,470,643.51
Icahn Partners       5/26/2011                172,894              2,446,294.50
Icahn Partners        6/1/2011                 18,626                265,725.97
Icahn Partners        6/2/2011                 65,615                935,669.90
Icahn Partners        6/3/2011                683,786             10,595,811.10
Icahn Partners        6/6/2011                145,518              2,227,574.99
Icahn Partners        6/7/2011                402,460              6,289,846.11
Icahn Partners        6/8/2011                335,608              5,287,940.33
Icahn Partners        6/9/2011                555,298              9,140,704.85
Icahn Partners       6/10/2011                427,437              7,118,664.03

Icahn Master          3/7/2011                 67,448                740,936.51
Icahn Master          3/8/2011                 42,085                468,999.45
Icahn Master         3/10/2011                 43,314                470,953.12
Icahn Master         3/11/2011                 33,725                357,049.95
Icahn Master         3/14/2011                 44,835                464,544.40
Icahn Master         3/16/2011                113,464              1,039,262.16
Icahn Master         3/17/2011                 67,449                632,482.76
Icahn Master         3/18/2011                 68,695                656,566.20
Icahn Master         3/23/2011                  8,229                 78,066.05
Icahn Master         4/26/2011                 78,757                917,227.65
Icahn Master         4/27/2011                 50,095                594,096.64
Icahn Master         4/28/2011                    526                  6,248.88
Icahn Master         4/29/2011                108,417              1,296,678.16
Icahn Master         5/12/2011                219,672              2,719,165.92
Icahn Master         5/13/2011                167,531              2,176,328.21
Icahn Master         5/16/2011                  2,197                 28,467.63
Icahn Master         5/17/2011                 39,698                515,395.16
Icahn Master         5/18/2011                290,025              3,958,377.21
Icahn Master         5/19/2011                367,627              5,133,359.61
Icahn Master         5/20/2011                367,787              5,174,211.41
Icahn Master         5/23/2011                257,602              3,488,678.13
Icahn Master         5/24/2011                145,261              1,990,584.11
Icahn Master         5/25/2011                268,594              3,746,805.72
Icahn Master         5/26/2011                186,653              2,640,971.96
Icahn Master          6/1/2011                 21,565                307,654.92
Icahn Master          6/2/2011                 70,863              1,010,506.38
Icahn Master          6/3/2011                738,386             11,443,431.36
Icahn Master          6/6/2011                157,160              2,405,789.56
Icahn Master          6/7/2011                434,655              6,793,005.67
Icahn Master          6/8/2011                362,455              5,710,949.72
Icahn Master          6/9/2011                599,720              9,871,930.95
Icahn Master         6/10/2011                461,630              7,688,124.51

Icahn Master II       3/7/2011                 20,976                230,427.65
Icahn Master II       3/8/2011                 13,089                145,865.12
Icahn Master II      3/10/2011                 13,472                146,481.06
Icahn Master II      3/11/2011                 10,488                111,037.50
Icahn Master II      3/14/2011                 13,945                144,486.93
Icahn Master II      3/16/2011                 35,288                323,216.91
Icahn Master II      3/17/2011                 20,979                196,724.28
Icahn Master II      3/18/2011                 21,365                204,200.26
Icahn Master II      3/23/2011                  2,558                 24,266.98
Icahn Master II      4/26/2011                 71,564                833,455.81
Icahn Master II      4/27/2011                 17,447                206,910.95
Icahn Master II      4/28/2011                    182                  2,162.16
Icahn Master II      4/29/2011                 37,753                451,529.66
Icahn Master II      5/12/2011                 68,223                844,484.76
Icahn Master II      5/13/2011                 57,497                746,920.53
Icahn Master II      5/16/2011                    755                  9,782.91
Icahn Master II      5/17/2011                 13,624                176,879.03
Icahn Master II      5/18/2011                 99,536              1,358,507.14
Icahn Master II      5/19/2011                126,170              1,761,774.80
Icahn Master II      5/20/2011                126,226              1,775,810.48
Icahn Master II      5/23/2011                 88,408              1,197,300.70
Icahn Master II      5/24/2011                 49,853                683,160.59
Icahn Master II      5/25/2011                 92,180              1,285,883.35
Icahn Master II      5/26/2011                 64,059                906,377.20
Icahn Master II       6/1/2011                  6,014                 85,798.13
Icahn Master II       6/2/2011                 24,296                346,460.96
Icahn Master II       6/3/2011                253,176              3,923,164.66
Icahn Master II       6/6/2011                 53,880                824,789.65
Icahn Master II       6/7/2011                149,013              2,328,849.67
Icahn Master II       6/8/2011                124,261              1,957,893.59
Icahn Master II       6/9/2011                205,601              3,384,377.50
Icahn Master II      6/10/2011                158,261              2,635,726.17

Icahn Master III      3/7/2011                 10,190                111,940.21
Icahn Master III      3/8/2011                  6,357                 70,843.04
Icahn Master III     3/10/2011                  6,543                 71,142.04
Icahn Master III     3/11/2011                  5,095                 53,941.27
Icahn Master III     3/14/2011                  6,773                 70,176.41
Icahn Master III     3/16/2011                 17,141                157,001.28
Icahn Master III     3/17/2011                 10,189                 95,544.29
Icahn Master III     3/18/2011                 10,378                 99,189.81
Icahn Master III     3/23/2011                  1,243                 11,791.97
Icahn Master III     4/26/2011                 11,944                139,103.41
Icahn Master III     4/27/2011                  7,569                 89,763.80
Icahn Master III     4/28/2011                     79                    938.52
Icahn Master III     4/29/2011                 16,382                195,930.36
Icahn Master III     5/12/2011                 29,945                370,668.19
Icahn Master III     5/13/2011                 24,984                324,557.15
Icahn Master III     5/16/2011                    327                  4,237.10
Icahn Master III     5/17/2011                  5,921                 76,871.75
Icahn Master III     5/18/2011                 43,250                590,293.30
Icahn Master III     5/19/2011                 54,822                765,507.00
Icahn Master III     5/20/2011                 54,846                771,600.95
Icahn Master III     5/23/2011                 38,415                520,250.50
Icahn Master III     5/24/2011                 21,663                296,858.92
Icahn Master III     5/25/2011                 40,055                558,755.23
Icahn Master III     5/26/2011                 27,833                393,811.90
Icahn Master III      6/1/2011                  3,373                 48,120.57
Icahn Master III      6/2/2011                 10,570                150,728.20
Icahn Master III      6/3/2011                110,158              1,706,986.34
Icahn Master III      6/6/2011                 23,442                358,847.79
Icahn Master III      6/7/2011                 64,836              1,013,289.43
Icahn Master III      6/8/2011                 54,066                851,880.12
Icahn Master III      6/9/2011                 89,459              1,472,575.65
Icahn Master III     6/10/2011                 68,860              1,146,815.10

                                                                         ANNEX A
                                                                  ATTACHMENT 1-B

The following are European put options which were written by the Icahn Parties to UBS AG and had a $21.25 strike price and an expiration date of the earlier of March 7, 2013 or the date on which the corresponding American-style call option described above in Annex A, Attachment 1-A is exercised, and provided for cash settlement only and are further described in the chart set forth below. On June 24, 2010, the Icahn Parties exercised all of the call options described in Annex A Attachment 1-A, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.

                                                                  OPTION PREMIUM
NAME                    DATE                 QUANTITY             RECEIVED ($)
----                    ----                 ---------            --------------
High River            3/7/2011                 40,000                 400.00
High River            3/8/2011                 24,958                 249.58
High River           3/10/2011                 25,688                 256.88
High River           3/11/2011                 20,000                 200.00
High River           3/14/2011                 26,590                 265.90
High River           3/16/2011                 67,290                 672.90
High River           3/17/2011                 40,000                 400.00
High River           3/18/2011                 40,740                 407.40
High River           3/23/2011                  4,879                  48.79
High River           4/26/2011                 66,354                 663.54
High River           4/27/2011                 30,488                 304.88
High River           4/28/2011                    320                   3.20
High River           4/29/2011                 65,980                 659.80
High River           5/12/2011                127,227               1,272.27
High River           5/13/2011                101,298               1,012.98
High River           5/16/2011                  1,329                  13.29
High River           5/17/2011                 24,003                 240.03
High River           5/18/2011                175,365               1,753.65
High River           5/19/2011                222,287               2,222.87
High River           5/20/2011                222,384               2,223.84
High River           5/23/2011                155,759               1,557.59
High River           5/24/2011                 87,833                 878.33
High River           5/25/2011                162,407               1,624.07
High River           5/26/2011                112,860               1,128.60
High River            6/1/2011                 12,394                 123.94
High River            6/2/2011                 42,836                 428.36
High River            6/3/2011                446,401               4,464.01
High River            6/6/2011                 95,000                 950.00
High River            6/7/2011                262,741               2,627.41
High River            6/8/2011                219,098               2,190.98
High River            6/9/2011                362,519               3,625.19
High River           6/10/2011                279,047               2,790.47

Icahn Partners        3/7/2011                 61,386                 613.86
Icahn Partners        3/8/2011                 38,302                 383.02
Icahn Partners       3/10/2011                 39,422                 394.22
Icahn Partners       3/11/2011                 30,692                 306.92
Icahn Partners       3/14/2011                 40,807                 408.07
Icahn Partners       3/16/2011                103,267               1,032.67
Icahn Partners       3/17/2011                 61,383                 613.83
Icahn Partners       3/18/2011                 62,522                 625.22
Icahn Partners       3/23/2011                  7,488                  74.88
Icahn Partners       4/26/2011                103,149               1,031.49
Icahn Partners       4/27/2011                 46,839                 468.39
Icahn Partners       4/28/2011                    493                   4.93
Icahn Partners       4/29/2011                101,370               1,013.70
Icahn Partners       5/12/2011                191,068               1,910.68
Icahn Partners       5/13/2011                155,182               1,551.82
Icahn Partners       5/16/2011                  2,035                  20.35
Icahn Partners       5/17/2011                 36,771                 367.71
Icahn Partners       5/18/2011                268,648               2,686.48
Icahn Partners       5/19/2011                340,528               3,405.28
Icahn Partners       5/20/2011                340,677               3,406.77
Icahn Partners       5/23/2011                238,613               2,386.13
Icahn Partners       5/24/2011                134,553               1,345.53
Icahn Partners       5/25/2011                248,797               2,487.97
Icahn Partners       5/26/2011                172,894               1,728.94
Icahn Partners        6/1/2011                 18,626                 186.26
Icahn Partners        6/2/2011                 65,615                 656.15
Icahn Partners        6/3/2011                683,786               6,837.86
Icahn Partners        6/6/2011                145,518               1,455.18
Icahn Partners        6/7/2011                402,460               4,024.60
Icahn Partners        6/8/2011                335,608               3,356.08
Icahn Partners        6/9/2011                555,298               5,552.98
Icahn Partners       6/10/2011                427,437               4,274.37

Icahn Master          3/7/2011                 67,448                 674.48
Icahn Master          3/8/2011                 42,085                 420.85
Icahn Master         3/10/2011                 43,314                 433.14
Icahn Master         3/11/2011                 33,725                 337.25
Icahn Master         3/14/2011                 44,835                 448.35
Icahn Master         3/16/2011                113,464               1,134.64
Icahn Master         3/17/2011                 67,449                 674.49
Icahn Master         3/18/2011                 68,695                 686.95
Icahn Master         3/23/2011                  8,229                  82.29
Icahn Master         4/26/2011                 78,757                 787.57
Icahn Master         4/27/2011                 50,095                 500.95
Icahn Master         4/28/2011                    526                   5.26
Icahn Master         4/29/2011                108,417               1,084.17
Icahn Master         5/12/2011                219,672               2,196.72
Icahn Master         5/13/2011                167,531               1,675.31
Icahn Master         5/16/2011                  2,197                  21.97
Icahn Master         5/17/2011                 39,698                 396.98
Icahn Master         5/18/2011                290,025               2,900.25
Icahn Master         5/19/2011                367,627               3,676.27
Icahn Master         5/20/2011                367,787               3,677.87
Icahn Master         5/23/2011                257,602               2,576.02
Icahn Master         5/24/2011                145,261               1,452.61
Icahn Master         5/25/2011                268,594               2,685.94
Icahn Master         5/26/2011                186,653               1,866.53
Icahn Master          6/1/2011                 21,565                 215.65
Icahn Master          6/2/2011                 70,863                 708.63
Icahn Master          6/3/2011                738,386               7,384.86
Icahn Master          6/6/2011                157,160               1,571.60
Icahn Master          6/7/2011                434,655               4,346.55
Icahn Master          6/8/2011                362,455               3,624.55
Icahn Master          6/9/2011                599,720               5,997.20
Icahn Master         6/10/2011                461,630               4,616.30

Icahn Master II       3/7/2011                 20,976                 209.76
Icahn Master II       3/8/2011                 13,089                 130.89
Icahn Master II      3/10/2011                 13,472                 134.72
Icahn Master II      3/11/2011                 10,488                 104.88
Icahn Master II      3/14/2011                 13,945                 139.45
Icahn Master II      3/16/2011                 35,288                 352.88
Icahn Master II      3/17/2011                 20,979                 209.79
Icahn Master II      3/18/2011                 21,365                 213.65
Icahn Master II      3/23/2011                  2,558                  25.58
Icahn Master II      4/26/2011                 71,564                 715.64
Icahn Master II      4/27/2011                 17,447                 174.47
Icahn Master II      4/28/2011                    182                   1.82
Icahn Master II      4/29/2011                 37,753                 377.53
Icahn Master II      5/12/2011                 68,223                 682.23
Icahn Master II      5/13/2011                 57,497                 574.97
Icahn Master II      5/16/2011                    755                   7.55
Icahn Master II      5/17/2011                 13,624                 136.24
Icahn Master II      5/18/2011                 99,536                 995.36
Icahn Master II      5/19/2011                126,170               1,261.70
Icahn Master II      5/20/2011                126,226               1,262.26
Icahn Master II      5/23/2011                 88,408                 884.08
Icahn Master II      5/24/2011                 49,853                 498.53
Icahn Master II      5/25/2011                 92,180                 921.80
Icahn Master II      5/26/2011                 64,059                 640.59
Icahn Master II       6/1/2011                  6,014                  60.14
Icahn Master II       6/2/2011                 24,296                 242.96
Icahn Master II       6/3/2011                253,176               2,531.76
Icahn Master II       6/6/2011                 53,880                 538.80
Icahn Master II       6/7/2011                149,013               1,490.13
Icahn Master II       6/8/2011                124,261               1,242.61
Icahn Master II       6/9/2011                205,601               2,056.01
Icahn Master II      6/10/2011                158,261               1,582.61

Icahn Master III      3/7/2011                 10,190                 101.90
Icahn Master III      3/8/2011                  6,357                  63.57
Icahn Master III     3/10/2011                  6,543                  65.43
Icahn Master III     3/11/2011                  5,095                  50.95
Icahn Master III     3/14/2011                  6,773                  67.73
Icahn Master III     3/16/2011                 17,141                 171.41
Icahn Master III     3/17/2011                 10,189                 101.89
Icahn Master III     3/18/2011                 10,378                 103.78
Icahn Master III     3/23/2011                  1,243                  12.43
Icahn Master III     4/26/2011                 11,944                 119.44
Icahn Master III     4/27/2011                  7,569                  75.69
Icahn Master III     4/28/2011                     79                   0.79
Icahn Master III     4/29/2011                 16,382                 163.82
Icahn Master III     5/12/2011                 29,945                 299.45
Icahn Master III     5/13/2011                 24,984                 249.84
Icahn Master III     5/16/2011                    327                   3.27
Icahn Master III     5/17/2011                  5,921                  59.21
Icahn Master III     5/18/2011                 43,250                 432.50
Icahn Master III     5/19/2011                 54,822                 548.22
Icahn Master III     5/20/2011                 54,846                 548.46
Icahn Master III     5/23/2011                 38,415                 384.15
Icahn Master III     5/24/2011                 21,663                 216.63
Icahn Master III     5/25/2011                 40,055                 400.55
Icahn Master III     5/26/2011                 27,833                 278.33
Icahn Master III      6/1/2011                  3,373                  33.73
Icahn Master III      6/2/2011                 10,570                 105.70
Icahn Master III      6/3/2011                110,158               1,101.58
Icahn Master III      6/6/2011                 23,442                 234.42
Icahn Master III      6/7/2011                 64,836                 648.36
Icahn Master III      6/8/2011                 54,066                 540.66
Icahn Master III      6/9/2011                 89,459                 894.59
Icahn Master III     6/10/2011                 68,860                 688.60

                                                                         ANNEX B

                          [FORM OF NOMINEE AGREEMENT]

                                ICAHN CAPITAL LP

                                  June 9, 2011

To the undersigned potential nominee:

     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Forest Laboratories, Inc. ("Forest Laboratories") in connection with a proxy contest with management of Forest Laboratories in respect of the election of directors of Forest Laboratories at the 2011 Annual Meeting of Shareholders of Forest Laboratories (the "Annual Meeting"), expected to be held in the Summer of 2011, or a special meeting of shareholders of Forest Laboratories called for a similar purpose (the "Proxy Contest").

     Icahn  Capital  LP  ("Icahn") agrees to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn, or an affiliate thereof, intends to nominate you for election at the Annual Meeting, you will be entitled to be paid $25,000 by Icahn unless you are elected to serve as a director of Forest Laboratories at the Annual Meeting or a special meeting of shareholders of Forest Laboratories called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and Forest Laboratories, in which case you will not receive any payment from Icahn in connection with the Proxy Contest(*). Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest, (ii) the settlement of the Proxy Contest by Icahn and Forest Laboratories, or (iii) the withdrawal of the Proxy
Contest  by  Icahn.


     You  understand  that  it  may  be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Forest Laboratories and for use in creating the proxy material to be sent to shareholders of Forest Laboratories and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Mark DiPaolo, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4361, Fax:
(212) 688-1158, Email: mdipaolo@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Forest Laboratories informing Forest Laboratories that you consent to being nominated by Icahn, or an affiliate thereof, for election as a director of Forest Laboratories and, if elected, consent to serving as a director of Forest Laboratories and consent to the disclosure of certain information relating to you as would be required to be disclosed in solicitations of proxies for your election as a director pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in any such solicitation made by the Company. You also will make a statement in the attached instrument that if elected, you intend to tender, promptly following your election or reelection, an irrevocable resignation effective upon your failure to receive the required vote for reelection at the next meeting at which you would face reelection and upon acceptance of such resignation by the board of directors, in accordance with the Company's Board Practice on Director Elections. Upon being notified that we have chosen you, we may forward that instrument and your completed questionnaire (or summaries thereof) to Forest Laboratories.
_________________________
(*) The applicable agreement with Dr. Ende also provides that he will not be entitled to this fee if Dr. Ende enters into a consulting agreement with Icahn in connection with the Proxy Context, in form and substance satisfactory to Icahn.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Forest Laboratories on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Forest Laboratories' Board of Directors or for any actions taken by you as a director of Forest Laboratories, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Forest Laboratories all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Forest Laboratories and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Forest Laboratories.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                              Very  truly  yours,


                                              ICAHN  CAPITAL  LP


                                              By:  __________________________
                                                   Name:  Edward  E.  Mattner
                                                   Title:  Authorized  Signatory




Agreed to and Accepted as
of the date first above written:


__________________________
Name:

                                   IMPORTANT
                                   ---------

     1. If your shares of Common Stock are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares of Common Stock.

     3. If you have already submitted a white proxy card to Forest Laboratories for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominee by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Forest Laboratories. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

          If you have any questions or require any assistance in executing your proxy, please call:

                             D.F. KING & CO., INC.
                  STOCKHOLDERS CALL TOLL-FREE:  (800) 697-6975
                BANKS AND BROKERAGE FIRMS CALL:  (212) 269-5550

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]
                           FOREST LABORATORIES, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                              _____________, 2011
GOLD PROXY CARD                                                  GOLD PROXY CARD

                          THIS PROXY IS SOLICITED BY:
MR.  CARL  C. ICAHN, DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROF. LUCIAN
A. BEBCHUK, DR. ERIC J. ENDE, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP AND BECKTON CORP. (THE "PARTICIPANTS")

                            VOTING CONTROL NUMBER _____________________

        THERE ARE THREE WAYS TO AUTHORIZE THE PROXIES TO CAST YOUR VOTES YOUR TELEPHONE OR INTERNET VOTE AUTHORIZES THE NAMED PROXIES TO VOTE
     YOUR SHARES IN THE SAME MANNER AS IF YOU HAD RETURNED YOUR PROXY CARD.
      WE ENCOURAGE YOU TO USE THESE COST EFFECTIVE AND CONVENIENT WAYS OF
                     VOTING, 24 HOURS A DAY, 7 DAYS A WEEK.

   TELEPHONE VOTING               INTERNET VOTING             VOTING BY MAIL
This method of voting is      Visit the Internet voting    Simply sign and date
available for residents of    Web site at http:// [ ].     your proxy card and
the U.S. and Canada. On a     Have this proxy card ready   and return it in the
touch tone telephone, call    and follow the instructions  postage-paid envelope
TOLL FREE [ ], 24 hours a     on your screen. You will     to D.F. King & Co.,
day, 7 days a week. Have      incur only your usual        Inc.  If you are
this proxy card ready, then   Internet charges. Available  voting by telephone
follow the prerecorded        24 hours a day, 7 days a     or the Internet,
instructions. Your vote       week until 10:00 a.m.        please do not mail
will be confirmed and cast    Eastern Daylight Time on     your proxy card.
as you have directed.         [ ] 2011.
Available 24 hours a day, 7
days a week until 10:00 a.m.
Eastern Daylight Time on
[ ] , 2011.

                   DETACH BELOW AND RETURN USING THE ENVELOPE
                    PROVIDED ONLY IF YOU ARE VOTING BY MAIL.

  YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL, MUST BE RECEIVED NO LATER THAN 10:00 A.M., EASTERN DAYLIGHT TIME, ON _____, 2011 TO BE INCLUDED IN THE
                                VOTING RESULTS.

                                  DETACH HERE

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

                           FOREST LABORATORIES, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                              _____________, 2011
GOLD PROXY CARD                                                  GOLD PROXY CARD

                          THIS PROXY IS SOLICITED BY:

MR.  CARL  C. ICAHN, DR. ALEXANDER J. DENNER, DR. RICHARD MULLIGAN, PROF. LUCIAN
A. BEBCHUK, DR. ERIC J. ENDE, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP AND BECKTON CORP. (THE "PARTICIPANTS")

The undersigned hereby appoints and constitutes each of Alexander J. Denner and [ ] (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Forest Laboratories, Inc. ("Forest Laboratories") to be held on ____________, 2011 at 10:00 a.m. local time at JPMorgan Chase & Co., 270 Park Avenue, 11th Floor, New York, New York 10017, and at any adjournment or postponement or continuations thereof (the "Annual Meeting"), hereby revoking any proxies previously given, to vote shares of Common Stock of Forest Laboratories held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS GOLD PROXY CARD WILL VOTE YOUR SHARES: (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. RICHARD MULLIGAN FOR DIRECTOR; (III) FOR PROFESSOR LUCIAN A. BEBCHUK FOR DIRECTOR; (IV) FOR DR. ERIC J. ENDE FOR DIRECTOR; (V) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY FOREST LABORATORIES TO SERVE AS DIRECTORS, OTHER THAN [ ]; (VI) [ ] THE ADVISORY VOTE ON EXECUTIVE COMPENSATION (SAY-ON-PAY VOTE); (VII) FOR "1 YEAR" ON THE ADVISORY VOTE ON THE FREQUENCY OF AN ADVISORY VOTE ON THE COMPENSATION OF FOREST LABORATORIES' NAMED EXECUTIVE OFFICERS (SAY-WHEN-ON-PAY VOTE); (VIII) FOR THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM; AND (IX) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

    THE PROXY STATEMENT, AS WELL AS OTHER PROXY MATERIALS DISTRIBUTED BY THE PARTICIPANTS, ARE AVAILABLE FREE OF CHARGE ONLINE AT WWW.DFKING.COM/FRX.

                      SIGN, DATE AND MAIL YOUR PROXY TODAY
               UNLESS YOU HAVE VOTED BY TELEPHONE OR BY INTERNET,
               (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

  IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS PROXY PROMPTLY. YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL,
       MUST BE RECEIVED NO LATER THAN 10:00 A.M., EASTERN DAYLIGHT TIME,
              ON _____, 2011 TO BE INCLUDED IN THE VOTING RESULTS.

            [PRELIMINARY COPY OF PROXY CARD, SUBJECT TO COMPLETION]

                   [X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THE PARTICIPANTS RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW.

1.  Election of directors -- Nominees:     [ ]             [ ]             [ ]
    (01) Dr. Alexander J. Denner           FOR ALL    WITHHELD FROM      FOR ALL
    (02) Dr. Richard Mulligan              NOMINEES   ALL NOMINEES       EXCEPT
    (03) Prof. Lucian A. Bebchuk
    (04) Dr. Eric J. Ende

     PLUS the persons who have been nominated by Forest Laboratories to serve as directors, other than [ ]. The Participants are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for [ ]. There is no assurance that any of Forest Laboratories' nominees, will serve as directors if any or all of the Nominees are elected to the Board. You should refer to the proxy statement and form of proxy distributed by Forest Laboratories for the names, background, qualifications and other information concerning Forest Laboratories' nominees.

     NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY FOREST LABORATORIES TO SERVE AS DIRECTORS (OTHER THAN [ ], AND AS TO WHOM THIS PROXY WILL NOT BE VOTED IN ANY CASE) BY WRITING THE NAMES OF SUCH NOMINEES BELOW. YOUR SHARES WILL THEN BE VOTED FOR THE REMAINING NOMINEE(S).
     ___________________________________________________________________________

THE PARTICIPANTS RECOMMEND A VOTE "___" IN PROPOSAL 2 BELOW; "1 YEAR" IN PROPOSAL 3 BELOW AND "FOR" IN PROPOSAL 4 BELOW.

2.  A proposal to approve, on an advisory          [ ]       [ ]          [ ]
    basis, the compensation of Forest              FOR     AGAINST      ABSTAIN
    Laboratories' Named Executive Officers.

3.  Advisory vote on the frequency of       [ ]       [ ]       [ ]       [ ]
    future advisory votes on executive     1 YEAR   2 YEARS   3 YEARS    ABSTAIN
    compensation.

4.  Ratification of the selection of BDO           [ ]       [ ]          [ ]
    USA, LLP, as Independent Registered            FOR     AGAINST      ABSTAIN
    Public Accounting Firm for the fiscal
    year ending March 31, 2012.


    Please  be  sure  to  sign  and  date  this  Proxy.


          -------------------------------------       --------------------------
          SIGNATURE(S)  OF  SHAREHOLDER(S)               DATE


          -------------------------------------       --------------------------
          SIGNATURE(S)  IF  HELD  JOINTLY                DATE


          ----------------------------------------------------------------------
          TITLE,  IF  ANY


     Please sign exactly as your name(s) appear on this proxy. When Shares are held jointly, each holder should sign. When signing as Executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.